

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Alisa A. Wood
Co-Chief Executive Officer
KKR Private Equity Conglomerate LLC
50 Hudson Yards
New York, NY 10001

> **Re: KKR Private Equity Conglomerate LLC**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed June 12, 2023**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed May 31, 2023**
> **File No. 000-56540**

Dear Alisa A. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

General

1. We note your response to comment 5 and reissue in part. Please revise your summary and business sections to provide balancing disclosure relating to KKR business activities clarifying that they are past activities of an entity that is neither your parent nor subsidiary.

Item 1. Business
General Development of Business, page 1

2. We note your response to comment 13 and reissue in part. Please significantly revise your

business section to provide specific details of your planned business. Include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. In addition, provide further detail regarding your process for identifying target companies.

3.   We note your response to comment 16 and reissue in part. We note the following statements on page 1:
- "[you] expect that [you] will own nearly all of [y]our portfolio companies through Joint Ventures alongside one or more KKR Vehicles";
- "[you] plan to own all or substantially all of [y]our portfolio companies directly or indirectly through [y]our wholly-owned operating subsidiary, K-PEC Holdings LLC";
- "[you] expect to hold [y]our portfolio companies and Joint Ventures through one or more corporations, limited liability companies or limited partnerships";
- "[you] expect that most of [y]our Joint Ventures will own a majority of, and/or have primary control over, the underlying portfolio company"; and
- "[you] and the applicable KKR Vehicle will hold the interests in each portfolio company as co-general partners."

Please revise your disclosure for consistency by providing clear disclosure about how you intend to own target companies you acquire.

Risk Factors, page 44

4.   We note your response to our prior comment 10 and reissue in part. Please add a risk factor describing your exclusive forum provision and state that there is uncertainty as to whether a court would enforce such provision. Because this provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

5.   We note your response to our prior comment 21 and reissue in part. We note your disclosure that your management agreement will require you to redeem "KKR Shares" if the agreement is terminated. Please include risk factor disclosure discussing material risks to investors related to this provision of the management agreement.

Classes of Shares, page 167

6.   We note your response to comment 28 and reissue. Please revise this section to describe each class of your securities clearly under its separate subheading, listing various characteristics of each class of securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas at (202) 551-3452 or Robert Klein at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Brod, Esq.